UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2010

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ___

Note:  Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7:  ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is updated information concerning the Company, its fleet and recent developments and other updates related to the passage of time, together with Management's Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of the Company as of and for the three-month period ended March 31, 2010.

This report and the exhibit hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-160784) that was filed on July 24, 2009 with the Securities and Exchange Commission (the "Commission") as amended on August 27, 2009 and September 18, 2009 and into the Company's F-3 Registration Statement (File no. 333-164306) that was filed on January 12, 2010 with the Commission.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NASDAQ Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:	/s/ Anthony Kandylidis
Chief Executive Officer

Dated May 21, 2010

Exhibit 1

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries. "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels.  Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece.  As of May 21, 2010, we own and operate, through our subsidiaries, a fleet of 11 vessels, consisting of five Panamax drybulk carriers, three Capesize drybulk carriers, two Aframax tankers and one Suezmax tanker, with a total carrying capacity of 1.2 million dwt and a weighted average age of approximately 10.2 years.  With the exception of the M/T Olinda, our vessels are all chartered under long term contracts expiring at various dates, the latest through 2015.  We refer you to the table below for information regarding our fleet.

Our Fleet

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets.  As of May 21, 2010, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Robusto	Capesize	2006	173,949
Cohiba	Capesize	2006	174,200
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
Augusta	Panamax	1996	69,053
Austin	Panamax	1995	75,229
Trenton	Panamax	1995	75,229

Tanker Vessels
Pink Sands	Aframax	1993	93,723
Tamara	Aframax	1990	95,793

Drybulk Carriers to be Acquired
Montecristo (1)	Capesize	2005	180,263
Newbuilding VLOC #1 (2)	Capesize	2012	206,000
Newbuilding VLOC #2 (2)	Capesize	2012	206,000
Newbuilding VLOC #3 (2)	Capesize	2013	206,000

Tankers Held for Sale
Olinda (3)	Suezmax	1996	149,085

(1)
In September 2009 we agreed to acquire a 2005 Capesize bulk carrier (180,263 dwt) for an aggregate price of $49.5 million.  The vessel is scheduled to be delivered before June 30, 2010.  Upon delivery to the Company, the vessel is scheduled to commence a four year time charter at a gross daily rate of $23,500 for the first 4 years with charterers' option to be extended up to an additional four years at an average gross daily rate of $24,125.

(2)
On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Very Large Ore carriers (VLOCs) for an aggregate price of $204.3 million.  Two of the vessels are expected to be delivered in the second and fourth quarters of 2012 and the third in the first quarter of 2013.

(3)	On March 13, 2010, we agreed to sell the M/T Olinda to an unrelated third party for $19 million. The vessel is expected to be delivered to the new owners not later than December 31, 2010.

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to Cardiff Marine Inc., or Cardiff, a related party management company, which we refer to as our Fleet Manager, who is engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries.  We believe that our Fleet Manager maintains high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members.  As a result, we believe our Fleet Manager has established a reputation as an efficient and dependable vessel operator.  We further believe the scale and scope of our Fleet Manager enables it to achieve significant economies of scale when procuring supplies and insurance.  These economies of scale, as well as our Fleet Manager's ability to spread its operating costs over a larger number of vessels in conjunction with its cost containment programs, are expected to result in cost savings to us.  We intend to rely on our Fleet Manager's established operations to help us manage our growth without having to integrate additional resources since we will rely on its resources to manage additional vessels we may acquire in the future.

We are responsible for all commercial management decisions for our fleet.  We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels.  With the exception of the M/T Olinda, which is currently employed in a spot market pool, our remaining vessels are presently operating under long term time charter agreements as follows:

Vessel Name	Estimated Expiration of Charter	Gross Daily Rate

Drybulk Carriers
Robusto	August 2014 to December 2014	$26,000
Cohiba	October 2014 to February 2015	$26,250
Partagas	July 2012 to December 2012	$27,500
Topeka	January 2011 to March 2011	$18,000
Helena	May 2012 to January 2013	$32,000
Augusta	November 2011 to March 2012	$16,000
Trenton (1)	May 2010 to August 2010	$26,000
Austin (1)	May 2010 to August 2010	$26,000

Tanker Vessels
Pink Sands	October 2010 to January 2011	$27,450
Tamara (2)	December 2010 to March 2011	$27,000

Tanker Vessels Held for Sale
Olinda (3)	Spot Pool	-

Drybulk Carriers to be Acquired
Montecristo	April 2014 to September 2014	$23,500
Newbuilding VLOC #1 (4)
Newbuilding VLOC #2 (5)
Newbuilding VLOC #3 (6)

(1)
Following the redelivery of vessels M/V Austin and M/V Trenton, from their current employment, the vessels will commence their new time charter employment under different charter agreements with an unrelated third party for an open-ended period. The hire rate per vessel is prepaid monthly, calculated at 88% of the average of the Baltic Panamax Index for the preceding 30 days.

(2)
The M/T Tamara is chartered to Tri-Ocean Heidmar Tankers LLC, which is controlled by Heidmar Inc.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(3)
The M/T Olinda is employed by the Blue Fin Tankers Inc. pool, which is a spot pool managed by Heidmar Inc.  The vessel's earnings are derived from the pool's total net earnings.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(4)	Upon delivery of Newbuilding VLOC #1, in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(5)
Upon delivery of Newbuilding VLOC #2, in the fourth quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000.  In addition, the time charter contract provides for a 50% profit sharing arrangement whereby the charterer is obligated to pay us 50% of the amount the vessel earns above the base rate, up to $40,000 per day.

(6)
Upon delivery of Newbuilding VLOC #3, in the first quarter of 2013, the vessel is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500.  In addition, the time charter contract provides for a 50% profit sharing arrangement whereby the charterer is obligated to pay us 50% of the amount the vessel earns above the base rate, up to $38,000 per day.

We believe these charters will provide us with utilization rates stable cash flows including potential upside because of the profit sharing element.  In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow.  We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion.  We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria.  We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Tailored Fleet Composition.  Our fleet currently consists of eight drybulk carriers and three tankers.  We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria.  As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria.  We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate.  We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters.  With the exception of the M/T Olinda, which is employed in a tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 21.3 months as of May 14, 2010.  We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility.  In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time.  Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter.  We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling.  We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals.  We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters.  Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties.  Our vessels are chartered to seven different charterers operating in the drybulk carrier and tanker sectors and one of our tankers is employed in a spot market pool.  We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk.  As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Manager.  Our Fleet Manager has established a reputation in the international shipping industry for high standards of performance, reliability and safety.  We believe that contracting with a fleet manager that has achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters.  We believe we will derive important benefits from our Fleet Manager's experience, which enables it to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner.  We intend to maintain the quality of our fleet through our Fleet Manager's rigorous maintenance programs.  We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands.  Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece.  Our telephone number at that address is +30 210 614 0283.  Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

On April 30, 2007, we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  Our common shares are listed on the NASDAQ Global Market under the symbol "OCNF".

Recent Developments

a)
On July 24, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV Ltd., or YA Global, an affiliate of Yorkville Advisors, pursuant to which we may offer and sell up to $450 million of our common shares to YA Global.  The sale of shares under the SEDA commenced on September 28, 2009 and terminated on March 18, 2010.  YA Global is entitled to receive a discount equal to 1.5%.  As of December 31, 2009, 68,055,508 shares had been sold with net proceeds of $79.0 million.  During the period from January 1, 2010 to March 18, 2010, 20,150,000 shares were sold with net proceeds of $19.3 million.

b)
On September 30, 2009, we agreed to acquire the M/V Montecristo for a purchase price of $49.5 million and it is scheduled to be delivered to us in the second quarter of 2010.  Upon delivery to the Company, the vessel is scheduled to commence time charter employment for a minimum period of four years at a gross rate of $23,500 per day with charterers' option for an additional four years at an average gross daily rate of $24,125.

c)
On December 11, 2009, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of the M/V Pierre at a price of $22.6 million with its time charter attached.  The vessel was delivered to its new owners with its existing charter on April 14, 2010.

d)
On March 1, 2010 the Company received notice from The NASDAQ Stock Market that it is not in compliance with the minimum bid price rule.  In order for the Company to regain compliance, its Board of Directors decided to propose a reverse stock split, in which every three shares issued and outstanding of Company's common stock will be converted into one share, to the Company's shareholders for approval at the Annual General Meeting of the Shareholders to be held on June 10, 2010.

e)
On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each at a total contract price of $204.3 million. The first two vessels are scheduled for delivery in the second and fourth quarters of 2012 and the third vessel in the first quarter of 2013.

f)
On March 13, 2010, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of the M/T Olinda for $19 million. The vessel is expected to be delivered to its new owners before December 31, 2010.

g)	On April 20, 2010, the Company signed a Memorandum of Agreement for the sale of the M/T Tigani for $12.3 million. The vessel was delivered to its new owners on May 4, 2010.

The International Drybulk Shipping Industry.

We currently employ each of our eight drybulk carriers under time charter agreements with an average remaining duration of approximately 24.8 months as of May 21, 2010.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, has recovered significantly during the first four months of 2010 as compared to the same period of 2009.  For the first four months of 2010, the BDI averaged 2,985, which is about 84.9% higher than the average of 1,614 for the same period in 2009.

Drybulk vessel values followed a similar pattern of rebounding in part since 2008's steep decline.  Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments.  The increase in drybulk freight rates and respective vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials.  As an illustration, Capesize rates improved significantly in 2009 and 2010 and the average of Capesize rates for the year ended December 31, 2009 and for the three month period ended March 31, 2010 was approximately $42,600 per day and $34,000 per day, respectively.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt.  These vessels generally operate along long haul iron ore and coal trade routes.  There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt.  These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.  Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt.  These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks.  Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt.  These vessels carry exclusively minor bulk cargo.  Increasingly, these vessels have operated along regional trading routes.  Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of April 1, 2010, total newbuilding orders had been placed for an aggregate of about 61 % of the existing global drybulk fleet, with deliveries expected during the next 36 months.  According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain.  Due to lack of financing many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered.  Market sources indicate that slippage in the Handysize sector is about 55% and about 27% in the Capesize sector.  The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs.  Scrapping in 2009 has been significant compared to the previous two years.  In 2009 about 10 million dwt was removed from the global drybulk fleet representing 24% of the carrying capacity of the total fleet delivered during the same year.  Total drybulk scrapping during 2008 was 5.5 million dwt.  As of the end of April 2010, about 24% of the total drybulk fleet is 20 years old or older.  Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry

Our fleet includes three double-hull crude oil tanker vessels (two Aframaxes and one Suezmax).  Our two Aframaxes are employed on time charter agreements and the Suezmax is employed in a spot market pooling arrangement.  The tanker industry has an inherent volatility caused by seasonal demand fluctuations.  During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter.  Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates.  This results in the reduction of required seaborne transportation of oil.  As a general pattern, demand for petroleum products during the summer is less than demand during the winter.  This seasonality is reflected in the time charter equivalent rate for the Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast.  This rate averaged $14,200 per day during the third quarter of 2009 whereas during the first quarter of 2010 the rate averaged about $37,000.

According to industry sources, in the second half of 2008 and beginning of 2009, a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to a low of $34 per barrel in December 2008.  OPEC responded by significantly reducing oil supply, causing oil prices to recover, and as of April 30, 2010, oil trades at about $83 per barrel.  During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession.  The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.  Consistent with this trend, the value of the tankers in our fleet has declined.  However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 17% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

For the first quarter of 2010, newbuilding deliveries for Suezmax vessels amounted to about 2.4 million dwt tons or 11.7% of the total Suezmax orderbook of 20.5 million dwt tons.  During the same period the newbuilding deliveries for Aframax vessels amounted to 2.1 million dwt tons or 12% of the total Aframax orderbook of 17.9 million dwt tons.  As of April 1, 2010, the total tanker newbuilding orderbook stood at about 128.6 million dwt.  It is expected that 50.4 million dwt of tankers in excess of 10,000 dwt will be delivered in 2010, while the current fleet of tankers in excess of 10,000 dwt amounts to approximately 443.5 million dwt.

Our Loan Agreement Covenants

We currently have a $229.2 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $150 million, and Tranche B, a term loan facility of $79.2 million and a $7.7 million secured term loan facility with DVB Bank SE, or DVB.

Both of our existing credit facility agreements include certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder.  They also include, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders' equity at each quarter end to be no greater than 0.70 to 1.00;

•
liquidity to be not less than $500,000 multiplied by the number of vessels owned.  Liquidity under our DVB credit facility is defined as cash, and under our Nordea credit facility it is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end be not less than 2.50 to 1;

•
the aggregate fair market value of the vessels secured to the aggregate outstanding balance of the credit facility be not less than 90% to 125% and 140% to 155%, as defined in our Nordea and DVB credit facilities, respectively; and

•	the ratio of interest bearing liabilities to the sum of interest bearing liabilities plus adjusted equity to be less than 0.90:1.00.

Under our Nordea credit facility we are not permitted to pay dividends while under our DVB credit facility we can pay dividends of up to 50% of the quarterly net profits so long as an event of default has not occurred and will not occur upon the payment of such dividends.  Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010, in consideration of a deposit of $2.5 million in a retention account during the above period.

As at March 31, 2010, the Company was in compliance with the aforementioned covenants.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 9, 2010.

Industry Specific Risk Factors

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Company Specific Risk Factors

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter.  If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter.  If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at potentially lower charter rates, which may affect our ability to comply with our loan covenants and operate our vessels profitably.  If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on May 14, 2009 was $0.64 per share.  If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts.  This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum.

The Company's stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The Nasdaq Stock Market that it is not in compliance with the minimum bid price rule.  In order for the Company to regain compliance, its Board of Directors decided to propose a reverse stock split, in which every three shares issued and outstanding of Company's common stock will be converted into one share, to the Company's shareholders for approval at the Annual General Meeting of the Shareholders to be held on June 10, 2010.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NASDAQ Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2008	High	Low

1st Quarter ended March 31, 2008	$24.65	$15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

2009	High	Low

1st Quarter ended March 31, 2009	$ 5.23	$ 0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82

Most Recent Six Months	High	Low

November 2009	$ 1.23	$ 0.96
December 2009	1.16	0.93
January 2010	1.05	0.83
February 2010	0.84	0.71
March 2010	0.87	0.74
April 2010	0.80	0.74
May 1 to 20, 2010	0.75	0.51

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "OceanFreight Inc." or the "Company" or "we" shall include OceanFreight Inc. and its applicable subsidiaries.  The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with the interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward looking statements reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company's vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses.  For additional information on the Company's financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 9, 2010.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels.  With the exception of the tanker M/T Olinda which is employed in the Blue Fin Tankers Inc. spot market pool and the tanker M/T Tigani which was employed in the Signma Tankers Inc. spot market pool, we employ our drybulk carriers and tankers to reputable charterers primarily pursuant to long-term time charters.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes.  Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses.  Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.  Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates.  However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance.  As of May 21, 2010, our charters had remaining terms of a minimum average of 21.3 months.

Furthermore, effective May 2009, we engaged in Forward Freight Agreements (FFA) trading activities.  Please see Note 9 to the accompanying interim consolidated unaudited financial statements.  As of March 31, 2010, we had one open position.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days.

•
TCE rates.  Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis.  TCE is a non-GAAP measure.  Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period.  Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the three-month period ended March 31, 2010.

	Drybulk Carriers	Tankers	Fleet
Calendar days	810	360	1,170
Voyage days	805	358	1,163
Fleet utilization	99.4%	99.4%	99.4%
Time charter equivalent (TCE) daily rate	$19,739	$24,366	$21,163

The following table reflects the calculation of our TCE daily rates for the three-month period ended March 31, 2010:

(Dollars in thousands except for Daily TCE rate)	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$21,430	$8,904	$30,334
Loss on forward freight agreements	(4,479)	-	(4,479)
Voyage expenses	(1,061)	(181)	(1,242)
Time charter equivalent revenues	$15,890	$8,723	$24,613

Total voyage days for fleet	805	358	1,163

Daily TCE rate	$19,739	$24,366	$21,163

•
Spot Charter Rates.  Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis.  The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•
Voyage and Time Charter Revenue.  Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	the amount of time that our vessels spend in connection with maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.

With the exception of M/T Olinda and Tigani (see Notes 4 and 15 to the accompanying interim consolidated unaudited financial statements), all of our vessels were employed under time charter contracts, which, as of March 31, 2010, had an average remaining duration of a minimum of 20.7 months and a maximum of 24.8 months.  We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

The M/T Olinda is employed in a spot market pool.  Under the current pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement.  The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment.  Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company.  Hire is inclusive of overtime, communication, and victualling.  The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool.  Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.  We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.  Historically, both charter rates and vessel values tend to be cyclical.  The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value.  The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.  This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.  Measurement of the impairment loss is based on the fair value of the asset.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, the residual value of our vessels and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Vessels held for sale

It is the Company's policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life.  The Company classifies assets and disposal groups of assets as being held for sale in accordance with Accounting Standards Codification (ASC) 360 "Property, Plant and Equipment" when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find a buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.  Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.  These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to the interim consolidated unaudited financial statements).

Imputed Prepaid/Deferred Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data.  We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter.  The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract.  When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue.  When the opposite situation occurs, the difference is recorded as imputed deferred revenue.  Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed.  In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired.  Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels.  Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.  If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter.  A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.  Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.  For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool.  The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics.  Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured.  The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms.  In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability.  Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate.  If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses

Voyage related and vessel operating costs are expensed as incurred.  Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company.  Vessel operating costs including crews, maintenance and insurance are paid by the Company.  Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard.  Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition.  Residual value is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries.  Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Financial Instruments

ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures, which is more fully discussed in Note 9 to the accompanying interim consolidated unaudited financial statements.  The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met.  The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 7 to the accompanying interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt.  Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  The gain or loss derived from the derivative valuation movement is separately reflected in the accompanying interim consolidated unaudited statement of operations.

As of March 31, 2010, we had one FFA open position.  The change in its fair value has been reflected in earnings.

Segment Disclosures

ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments.  Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter.  Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.  Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment.  See Segment Information in Note 14 to the interim consolidated unaudited financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements

Please see Note 2 to the accompanying interim consolidated unaudited financial statements included herein for a discussion of new accounting pronouncements, none of which had a material impact on the accompanying interim consolidated unaudited financial statements.

Fleet employment profile

Please see the information under "Our Fleet" on page 2 of this report.

RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2010 Compared to the Three-Month Period Ended March 31, 2009

Voyage Revenues

Voyage revenue for the first quarter of 2010 was $28.8 million.  Of our voyage revenues, $19.9 million was earned from our drybulk carriers and $8.9 million was earned from our tanker vessels.  For the same period of 2009, voyage revenue was $34.2 million of which $23.6 million was earned by our drybulk carriers and $10.6 million from our tanker vessels.  The decrease in revenues is mainly due to the decline in the charter rates of M/T Tigani, M/V Topeka and M/T Olinda and the sale of M/V Richmond, M/V Lansing and M/V Juneau which were replaced by M/V Partagas, M/V Robusto and M/V Cohiba which earned a lower average charter rate.  The resulting decrease in revenues was mitigated by the increase in voyage days from 1,122 days in the first three months of 2009 to 1,163 days in the same period of 2010.

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first quarter of each of 2010 and 2009 amounted to $1.5 million and $2.5 million respectively.  Imputed deferred revenue in 2010 includes $0.9 million representing the remaining unamortized portion of the M/V Pierre imputed deferred revenue that was written off due to the early termination of the related charter party.

Voyage Expenses

In the first quarter of 2010, our voyage expenses were $1.2 million as compared to $1.3 million in the same period of 2009.  The decrease of 7.7% is mainly due to less voyage expenses and bunkers cost as a result of less off hire days in 2010 i.e. 7 days in the first quarter of 2010 as  compared to 22 days in the same period of 2009.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses.  Vessel operating expenses for the first quarter of 2010 were $10.6 million as compared to $10.4 million for the same period in 2009.  Excluding the effect of expenses related to drydocking activities of $0.1 million in the first quarter of 2010 and $0.7million in the same period of 2009 the increase in operating expenses is 8.2%.  The increase is mainly due to the increase of management fees and to increased repairs and maintenance cost.  The daily operating expenses in 2010 were $9,033 as compared to $8,878 in 2009.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.  For the first quarter of 2010 and 2009 general and administrative expenses remained at the same levels of $1.2 million.

Depreciation

Depreciation for the first quarter of 2010 amounted to $6.7million as compared to $12.8 million in the same period of 2009.The decrease in vessel depreciation charges is attributable to (a) the discontinuance of taking depreciation on M/T Tigani, M/T Olinda and M/V Pierre due to their classification as vessels held for sale resulting in a reduction of $3.1 million, (b) the impairment taken on vessels M/T Tamara and M/T Pink Sands which reduced their depreciation by $1.9 million and (c) the sale of M/V Richmond, M/V Lansing and M/V Juneau and their replacement by M/V Partagas, M/V Robusto and M/V Cohiba resulting in a net reduction of depreciation of $1.1 million.

Drydocking

We did not incur drydocking costs in the first three months of 2010.  In the same period of 2009 we incurred drydocking costs of $0.9 million related to M/V Helena.

Vessel Lives and Impairment:

The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard.  The actual life of a vessel may be different.  We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.  However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.  Historically, both charter rates and vessel values tend to be cyclical.  The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value.  The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.  This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.  Measurement of the impairment loss is based on the fair value of the asset.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of the tanker vessels M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss of $52.7 million was recognized in our 2009 consolidated financial statements.  As of March 31, 2010 our impairment analysis did not indicate any impairment loss situations.

Vessels held for sale

On December 11, 2009, the Company signed a Memorandum of Agreement with an unrelated party for the sale of M/V Pierre at a price of $22.6 million.  The vessel was delivered to its new owners with its existing charter on April 14, 2010.  On March 13, 2010, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of M/T Olinda for $19.0 million.  Furthermore, the Company on April 20, 2010 signed a Memorandum of Agreement for the sale of M/T Tigani for $12.3 million (Note 15).  The Company has classified the above three vessels as "held for sale" in the accompanying December 31, 2009 and March 31, 2010 consolidated balance sheets at their estimated sale proceeds as all criteria required for their classification as "Held for Sale" were met.  The estimated loss of approximately $81.3 million was recognized in 2009.  The value of vessels held for sale was re-measured as of March 31, 2010 resulting in a revaluation gain of $985,000, which is separately reflected in the accompanying 2010 consolidated statement of operations.

Interest and finance costs

For the first three months of 2010, interest expense under our secured credit facilities amounted to $4.0 million (including realized and accrued interest payable on the swap agreements of $2.2 million and amortization of loan fees of $0.2 million) and the interest paid for the same period amounted to $4.3 million.  Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see "Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk" below).  For the first three months of 2009 interest expense amounted to $5.7 million (including realized and accrued interest payable on the swap agreements of $1.6 million and amortization and write-off of loan fees of $0.7 million) and the interest paid amounted to $5.2 million.

Derivative instruments

Swap Agreements: The total fair value of the derivative instruments as at March 31, 2010 amounted to $12.0 million in liability (excluding accrued interest of $2.1 million) of which $11.0 million change in fair value is included in the accumulated deficit as of December 31, 2009 and $1.0 million change in fair value is reflected in losses on derivative instruments in the accompanying interim consolidated unaudited statement of operations.  The current portion of the total fair value of $7.3 million is included in current liabilities as Derivative liability, while the non-current portion of the total fair value of $4.7 million is included in non-current liabilities as Derivative liability in the accompanying March 31, 2010, interim consolidated unaudited balance sheet.

FFAs: During the three month period ended March 31, 2010, the loss on FFAs amounted to $4.5 million.  As of March 31, 2010, we had one open FFA position, the fair value of which generated an unrealized loss of $2.8 million and is included in the amount of $4.5 million above.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings.  Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan.  We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, and  the Standby Equity Distribution Agreement, or SEDA, discussed in Note 8 to the accompanying March 31, 2010 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the accompanying March 31, 2010 interim consolidated unaudited financial statements.  Under the SEPA and SEDA we issued 160,055,508 of our common shares with total net proceeds of $208.1 million.  The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of March 31, 2010, we had an outstanding indebtedness of $256.4 million and our aggregate payments of principal due within one year amounted to $48.3 million.  Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our current fleet of 11 vessels, amounts to $5.5 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels.  These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the three-month periods ended March 31, 2009 and 2010.  The information was derived from our consolidated statements of cash flows and is expressed in thousands of U.S. Dollars.

	2009	2010

Net cash provided by operating activities	$12,793	$12,206
Net cash used in investing activities	-	(22,791)
Net cash provided by /(used in) financing activities	(8,833)	4,866
Net Increase/(decrease) in cash and cash equivalents	3,960	(5,719)
Cash and cash equivalents beginning of period	23,069	37,272
Cash and cash equivalents end of period	$27,029	$31,553

Net cash provided by operating activities for the three-month period ended March 31, 2010, was $12.2 million compared to $12.8 million for the same period in 2009.  This decrease is mainly due to the decline in the charter rates of M/T Tigani, M/V Topeka and M/T Olinda and the sale of M/V Richmond, M/V Lansing and M/V Juneau which were replaced by M/V Partagas, M/V Robusto and M/V Cohiba which earned a lower average charter rate.  Substantially all our cash from operating activities is from revenues generated under our charter agreements.

Net cash used in investing activities for the three-month period ended March 31, 2010 was $22.8 million, which includes the first installment in connection with the construction of three VLOCs of $22.5 million as discussed in Note 5 to the interim consolidated unaudited financial statements.

Net cash provided by financing activities for the three-month period ended March 31, 2010 was $4.9 million.  During the three-month period ended March 31, 2010, we (a) generated $19.1 million from the SEDA, (b) paid the installments due under our long-term credit facilities of $9.3 million, (c) increased restricted cash by $4.7 million and (d) increased other non current assets by $0.2 million.  Net cash used in financing activities for the three-month period ended March 31, 2009 was $8.8 million.  During the three-month period ended March 31, 2009, we (a) generated $5.9 million from the SEPA, (b) we drew down $29.6 million under our long-term debt arrangements to make the prepayment of the $25 million due under our Nordea facility, (c) we made the prepayment of $25 million discussed above and paid the installments due under our long-term debt arrangements of $9.7 million, (d) we paid $6.2 million due of our sellers' credit in connection with the purchase of M/T Tigani and M/T Tamara and (f) we made a security payment to Cardiff of $3.4 million.

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.  Adjusted EBITDA is included in this report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP.  Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures.  Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to adjusted EBITDA for the three-month periods ended March 31, 2009 and 2010, as adjusted for the losses on sale of vessels:

(Dollars in thousands)	2009	2010

Net cash provided by operating activities	$12,793	$12,206
Net increase/(decrease) in current assets, excluding cash and cash equivalents and vessel held for sale	1,274	(804)
Net (increase) in current liabilities, excluding derivative liability, sellers' credit, current portion of long term debt and current portion of imputed deferred revenue	(1,870)	(968)
Net interest expense	5,724	4,063
Amortization of deferred financing costs included in Net Interest expense	(194)	(152)
Adjusted EBITDA	$17,727	$14,345

Working Capital Position

On March 31, 2010, our current assets totaled $99.5 million while current liabilities totaled $73.8 million, resulting in a positive working capital position of $25.7 million.  We believe we will generate sufficient cash during 2010 to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position for at least one year after March 31, 2010.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 19.4% of our expenses in currencies other than U.S. dollars.  For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  At March 31, 2010, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

Inflation does not have significant impact on vessel operating or other expenses.  We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses.  We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment.  However, should the world economy be affected by inflationary pressures, this could result in increased operating and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding.  On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates.  Under the terms of our Nordea Credit facility we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at March 31, 2010 that are sensitive to changes in interest rates.  See Notes 7 and 9 to the accompanying interim consolidated unaudited financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates.  Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.  Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	(in thousands of U.S. Dollars except for percentages)
Long-term debt	2011	2012	2013 and thereafter
Repayment amount	35,889	35,889	168,389
Variable interest rate	0.55%	1.77%	3.15%
Average interest rate(1)	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (1)	241,912	206,029	170,145
Average pay rate (1)	3.55%	3.55%	3.55%
Average receive rate (1)	0.55%	1.77%	3.15%

____________

(1)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008.  Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities.  These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings.  The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards.  Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

For the three-month periods ended March 31, 2009 and 2010, the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment
	2009	2010
A	-	35	Drybulk
B	14	16	Drybulk
C	14	-	Drybulk
D	14	-	Drybulk

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of March 31, 2010 on a calendar year-end basis:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$40,789	$76,184	$71,778	$67,666	$256,417
Vessels under construction (2)	22,000	126,630	32,670	-	181,800
IT services (3)	106	284	53	-	443
Office lease (4)	60	159	50	-	269
Total	$62,955	$203,257	$104,551	$67,666	$438,929

(1)
As further discussed in the accompanying March 31, 2010 interim consolidated unaudited financial statements the outstanding balance of our long-term debt at March 31, 2010, was $256.4 million. The loans bear interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. The amounts have been calculated after taking into consideration the prepayment of the DVB loan of $8.6 million as a result of the sale of the M/T Tigani.

(2)
As further discussed in the accompanying interim consolidated unaudited financial statements, on March 18, 2010, we concluded three shipbuilding contracts with China Shipbuilding Trading Company Limited, for the construction of three Very Large Ore Carriers (“VLOC”), each 206,000 dwt, at a total contract price of $204.3 million. The first two vessels are scheduled for delivery in the second and fourth quarters of 2012 and the third vessel in the first quarter of 2013.

(3)
As further discussed in the accompanying March 31, 2010 interim consolidated unaudited financial statements; we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(4)
As further explained in the accompanying March 31, 2010 interim consolidated unaudited financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

OCEANFREIGHT INC.

OCEANFREIGHT INC. Consolidated Balance Sheets December 31, 2009 and March 31, 2010 (Unaudited) (Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$31,553
Restricted cash	2,500	7,232
Receivables	2,254	1,601
Inventories	1,158	1,124
Prepayments and other	6,035	5,918
Vessels held for sale	51,080	52,080
Total current assets	100,299	99,508

FIXED ASSETS, NET:

Advances for vessel acquisition	9,900	9,911
Vessels under construction	-	22,780
Vessels, net of accumulated depreciation of $43,486 and $50,170, respectively	423,242	416,558
Other, net of accumulated depreciation of $123 and $187, respectively	856	792
Total fixed assets, net	433,998	450,041

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,378 and $2,530, respectively	1,362	1,210
Restricted cash	6,511	6,511
Other	7,102	7,352

Total assets	$549,272	$564,622

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	49,947	48,251
Accounts payable	1,053	2,741
Due to related parties	785	828
Accrued liabilities	11,219	10,367
Unearned revenue	1,323	1,427
Derivative liability	7,443	10,179
Imputed deferred revenue, current portion	1,558	29
Total current liabilities	73,328	73,822

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	3,606	4,680
Long-term debt, net of current portion	215,727	208,166
Total non-current liabilities	219,333	212,846

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-
Common Shares, par value $0.01; 1,000,000,000 shares authorized, 158,450,001 and 181,800,001 shares issued and outstanding at December 31, 2009 and March 31, 2010, respectively	1,584	1,818
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none issued	-	-
Additional paid-in capital	458,757	477,836
Accumulated deficit	(203,730)	(201,700)
Total stockholders' equity	256,611	277,954
Total liabilities and stockholders' equity	$549,272	$564,622

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Operations
For the three-month periods ended March 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010
REVENUES:
Voyage revenue	$31,617	$28,805
Loss on forward freight agreements	-	(4,479)
Imputed deferred revenue	2,537	1,529
	34,154	25,855
EXPENSES:
Voyage expenses	(1,329)	(1,242)
Vessels' operating expenses	(10,387)	(10,568)
General and administrative expenses	(1,247)	(1,197)
Survey and dry-docking costs	(971)	-
Depreciation	(12,780)	(6,748)
Gain on vessels held for sale	-	985
Operating income	7,440	7,085

OTHER INCOME (EXPENSES):
Interest income	13	69
Interest and finance costs	(5,737)	(4,132)
Gain/(loss) on interest rate swaps	875	(992)

Total other expenses, net	(4,849)	(5,055)

Net Income	$2,591	$2,030

Earnings per common share, basic and diluted	$0.13	$0.01
Weighted average number of common shares, basic and diluted	19,926,160	178,039,561

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders' Equity
For the three-month periods ended March 31, 2009 and  2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Comprehensive Income	Common Shares		Additional paid-in capital	Accumulated Deficit
		# of shares	Par value			Total

BALANCE, December 31, 2008		18,544,493	$185	$217,824	$(25,048)	$246,961
- Net income	$2,591	-	-	-	2,591	2,591
- Proceeds from equity offerings, net of related expenses	-	3,150,000	32	5,895	-	5,927
- Stock based compensation expense	-	-	-	44	-	44
- Comprehensive income	$2,591	-	-	-	-	-

BALANCE, March 31, 2009		21,694,493	$217	$277,763	$(22,457)	$255,523

BALANCE, December 31, 2009		158,450,001	$1,584	$458,757	$(203,730)	$256,611
- Net income	$2,030	-	-	-	2,030	2,030
- Proceeds from equity offerings, net of related expanses	-	20,150,000	202	18,903	-	19,105
- Stock based compensation expense	-	3,200,000	32	176	-	208
- Comprehensive income	$2,030

BALANCE, March 31, 2010		181,800,001	1,818	477,836	(201,700)	277,954

The accompanying notes are an integral part of these consolidated unaudited financial statements.

OCEANFREIGHT INC. Consolidated Unaudited Interim Statements of Cash Flows For the three-month periods ended March 31, 2009 and 2010 (Expressed in thousands of U.S. Dollars)

	2009	2010

Cash Flows from Operating Activities:
Net income:	$2,591	$2,030
Adjustments to reconcile net income to net cash from operating activities:

Depreciation	12,780	6,748
Amortization of financing costs	194	152
Amortization of imputed deferred revenue	(2,537)	(1,529)
Amortization of stock based compensation	44	208
(Gain)/loss on derivative instruments	(875)	3,810
Gain on vessels held for sale	-	(985)

(Increase) / Decrease in
Receivables	(453)	653
Inventories	(33)	34
Prepayments and other	(788)	117
Accounts payable	1,535	1,688
Due to related parties	51	33
Accrued liabilities	339	(857)
Unearned revenue	(55)	104
Net Cash provided by Operating Activities	12,793	12,206

Cash Flows from Investing Activities:
Advances for vessels under construction and other related costs	-	(22,780)
Advances for vessels acquisitions	-	(11)
Net Cash used in Investing Activities	-	(22,791)

Cash Flows from Financing Activities:
Proceeds from equity offerings, net of related expenses	5,927	19,105
Proceeds from long-term debt	29,563	-
Repayment of long term debt	(34,694)	(9,257)
Repayment of sellers' credit	(6,154)	-
Restricted cash	-	(4,732)
Payment of financing costs	(25)	-
Other assets	(3,450)	(250)
Net Cash provided by/(used in) Financing Activities	(8,833)	4,866

Net increase/(decrease) in cash and cash equivalents	3,960	(5,719)

Cash and cash equivalents at beginning of period	23,069	37,272

Cash and cash equivalents at end of period	$27,029	$31,553

SUPPLEMENTAL CASH FLOW INFORMATION
Cash financing activities:
Cash paid during the period for interest	$5,165	$4,327

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, and since then the Company's common shares have been listed on the NASDAQ Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in forward freight agreements (FFA) trading activities.

As of March 31, 2010, the technical and commercial management of the Company's fleet is contracted under separate management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3). Previously, the technical management of the drybulk carriers was performed by Wallem Ship Management Ltd. ("Wallem") and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff. In connection with the FFA trading activities, the Company has appointed Cardiff as its broker (Note 3).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's financial statements for the year ended December 31, 2009 included in the Company's Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 9, 2010.  These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

As of March 31, 2010, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Republic of the Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Faith Owners	M/T Tigani	95,951	1991	October 14, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 1009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc. (i)
Oceancentury Owners Limited (ii)
Oceansurf Owners Limited (ii)
Oceanview Owners Limited (ii)
Freightwise Investment Ltd. (iii)

Companies with vessels sold
Oceanstrength Owners Limited	(owner of M/V Lansing sold on July 1, 2009)
Oceanprime Owners Limited	(owner of M/V Richmond sold on September 30, 2009)
Oceanresources Owners Limited	(owner of M/V Juneau sold on October 23, 2009)

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

(i)	Oceanpower Owners Inc. was established in 2009 to serve as vessel owning company for a vessel to be acquired (Note 6).

(ii)	Oceancentury Owners Limited, Oceansurf Owners Limited and Oceanview Owners Limited were established in 2010 to serve as vessel owning companies for vessels to be acquired (Note 5).

(iii)	Freightwise Investment Ltd. was established in 2009 to engage in FFA trading activities (Note 9)

For the three-month periods ended March 31, 2009 and 2010 the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment (Note 14)
	2009	2010
A	-	35	Drybulk
B	14	16	Drybulk
C	14	-	Drybulk
D	14	-	Drybulk

2.	New Accounting Pronouncements

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The adoption of this guidance did not have any impact on its financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for a SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not a SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's unaudited interim consolidated financial statements.

3.	Transactions with Related Parties:

(a)
Cardiff Marine Inc. ("Cardiff"): The Company uses the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of its fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index.

Cardiff is entitled to a daily management fee per vessel of $1.0 (€764) and $1.2 (€870) for the drybulk carriers and tanker vessels, respectively. Cardiff also provides, other services pursuant to a services agreement under for which the Company pays additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of $35 (€26,363) per quarter and (5) a fee of $0.7 (€527) per day for superintendent inspection services in connection with the possible purchase of a vessel. These figures are based on the exchange rate at March 31, 2010. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company also reimburses Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, the Company entered into a FFA service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company's FFA trading transactions.

Until July 2009, when Cardiff assumed the management of all of the Company's vessels, Cardiff was providing supervisory services for the vessels whose technical manager was Wallem in exchange for a daily fee of $0.142 (€105) per vessel based on the exchange rate at March 31, 2010.

Furthermore, based on the management agreements with Cardiff the Company, as of March 31, 2010 and December 31, 2009, has made a security payment of $7,089, representing managed vessels' estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the management fees is not refundable. The amount has been classified under Other non-current assets in the accompanying consolidated balance sheets.

The fees charged by Cardiff for the three-month periods ended March 31, 2009 and 2010 are as follows:

Nature of charge	2009	2010	Included in
Management fees	$781	$1,333	Vessel operating expenses - Statement of Operations
Commission on charterhire agreements	143	262	Voyage expenses - Statement of Operations
Commission on FFA trading	-	23	Gain on forward freight agreements –Statement of Operations
Commissions on vessels under construction	-	225	Vessels under construction – Balance Sheet
Mark up upon reimbursement of out of pocket expenses	-	0.15	General and administrative expenses - Statement of Operations

At December 31, 2009 and March 31, 2010, $785 and $818, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, $344 due from Cardiff and $1,377 due to Cardiff as at December 31, 2009 and March 31, 2010, respectively, relating to the operations of the vessels under Cardiff's management, are included in Prepayments and Other and Accounts payable, respectively,  in the accompanying consolidated balance sheets.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(b)
Transbulk 1904 AB ("Transbulk"): The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29.1 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors

(c)
Heidmar Trading LLC: On October 14, 2008, the M/T Tigani commenced its time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29.8 and it was redelivered to the Company in December 2009. Mr. George Economou is the chairman and the Company's Chief Executive Officer is a member of its Board of Directors.

(d)
Tri-Ocean Heidmar Tankers LLC: On October 17, 2008, the M/T Tamara, concurrently with its delivery commenced its time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc.

(e)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2009 and March 31, 2010, the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $1,856 (of which $63 is included in receivables and $1,793 is included in prepayments and other assets) and $1,554 (of which $57 is included in receivables, $1,247 in prepayments and other assets and $250 in other noncurrent assets), respectively, and is in the accompanying consolidated balance sheets. The revenue of M/V Olinda deriving from the pool amounted to $2,993 and $2,453 for 2009 and 2010, respectively and is included in Voyage revenue  in the accompanying consolidated statements of operations.

(f)
Sigma Tanker Pool ("Sigma"): On December 22, 2009, the M/T Tigani was employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. As of December 31, 2009 and March 31, 2010, the Company had a receivable from the pool of $933 (included in receivables) and $961 (of which $149 is included in receivable and $812 in prepayments and other assets), respectively, and is in the accompanying consolidated balance sheets. The revenue of the M/V Tigani deriving from the pool amounted to $1,611 for the three month period ended March 31, 2010 and is included in Voyage revenue in the accompanying consolidated statement of operations.

(g)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.680 ($0.915 at the March 31, 2010 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the three-month periods ended March 31, 2009 and 2010 amounted to $2.6 and $2.8, respectively and is included in General and Administrative expenses in the accompanying consolidated unaudited statements of operations.

(h)
Acquisition of Vessels: In January and October 2008 the Company took delivery of the tanker vessels M/T Olinda, M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $144,000. The purchase price was financed by a sellers' unsecured credit of $25,000, which was paid through May 2009. The total interest paid in this respect amounted to $519 at March 31, 2009.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels held for sale:

On December 11, 2009, the Company signed a Memorandum of Agreement with an unrelated party for the sale of M/V Pierre at a price of $22,580. Upon signing of the agreement, the new owners paid 20% of the purchase price into an escrow account until the vessel's delivery to them. The vessel was delivered to its new owners with its existing charter on April 14, 2010 (Note 15). On March 13, 2010, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of M/T Olinda for $19,000. Furthermore, the Company on April 20, 2010 signed a Memorandum of Agreement for the sale of M/T Tigani for $12,250 (Note 15). The Company has classified the above three vessels as "held for sale" in the accompanying December 31, 2009 and March 31, 2010 consolidated balance sheets at their fair value as all criteria required for their classification as "Held for Sale" were met. The Company determined the fair value of the vessels held for sale based on MOA prices (Level 1) in respect of M/V Pierre and M/T Olinda and third party valuations as of March 31, 2010 (Level 2) in respect of M/T Tigani. The estimated loss of approximately $81,293 was recognized in 2009. The value of vessels held for sale was re-measured as of March 31, 2010 resulting in a revaluation gain of $985, which is separately reflected in the accompanying 2010 consolidated statement of operations.

5.	Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each at a total contract price of $204,300. The first two vessels are scheduled for delivery in the second and fourth quarters of 2012 and the third vessel in the first quarter of 2013. The construction cost is expected to partially be financed by Basset Holdings (Note 8(f)) through an unsecured loan. Upon delivery they are scheduled to commence fixed rate employment as follows:

•	the first vessel at a gross daily hire rate of $25 for a minimum period of three year;

•
the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement whereby the charterer is obliged to pay us 50% of the amount the vessel earns above the base rate, up to $40 per day; and

•
the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement whereby the charterer is obliged to pay us 50% of the amount the vessel earns above the base rate, up to $38 per day.

On March 26, 2010, the Company paid the first installment as provided in the shipbuilding contracts of $7,500 per vessels. The total amount paid of $22,500 together with other related costs of $280 is included in "Vessels under construction" in the accompanying 2010 consolidated balance sheet.

6.	Vessels, Net:

The amount in the accompanying March 31, 2010 consolidated unaudited balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$466,728	$(43,486)	$423,242
Additions	-	(6,684)	(6,684)
Balance March 31, 2010	$466,728	$(50,170)	$416,558

The memoranda of agreement associated with the acquisition of vessels, Austin, Pierre, Trenton and Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the three-month periods ended March 31, 2009 and 2010 amounted to $2,537 and $1,529, respectively and is separately reflected in the accompanying consolidated unaudited statements of operations.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Vessels, Net (continued):

On September 30, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2005 built Capesize drybulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $49,500. The vessel is scheduled to be delivered not later than June 30, 2010. The vessel has been fixed under a minimum four year time charter that will commence upon its delivery at a gross daily rate of $23.50 for the initial four-year period. The charterer has the option to extend the charter period for an additional four years, at a progressively increased gross daily rate each year, up to $24.5. The purchase price of the vessel will be financed by equity raised under the SEDA agreement (Note 8), from the Company's cash and/or from other forms of financing. As provided in the related Memorandum of Agreement, in October 2009 the Company made an advance payment equal to the 20% of the selling price under the Memorandum of Agreement, or $9,900, to a joint account held with the sellers, which is included in "Advances for vessels acquisitions" in the accompanying consolidated balance sheet.

On March 18, 2010, the Company signed two open period charter agreements for the employment of M/V Trenton and M/V Austin upon expiration of their current charter agreements. The vessels are expected to commence their new employment in the period from April 17, 2010 to August 20, 2010. The gross daily hire for each of the vessels is prepaid monthly, calculated at 88% of the average Baltic Panamax Index of the preceding 30 days.

The Company's vessels, except for the VLOCs discussed in Note 5, have been pledged as collateral to secure the bank loans discussed in Note 7.

7.	Long-term Debt:

As of March 31, 2010 the Company's long-term debt totaled $256,417 ($265,674 as of December 31, 2009) relating to a credit facility with Nordea Bank Norge ASA ("Facility" or "Nordea Credit Facility") and a term loan with DVB Bank SE ("loan" or "DVB loan").

Credit Facility with Nordea Bank Norge ASA

On January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels(weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the amendatory agreement to the Nordea Credit Facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively, and may use this option for M/T Olinda as well.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.	Long-term Debt – (continued):

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin.

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of March 31, 2010, the balance of Tranche A will be reduced or repaid in 11 semi-annual equal installments in the amount of $11,000 each and a balloon installment in an amount of $40,000.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of March 31, 2010, the balance of Tranche B is repayable in 11 equal consecutive semiannual installments in the amount of $6,944 each and a balloon installment in the amount of $2,778.

The Facility is secured with first priority mortgages over the vessels and second priority mortgages on the M/T Tamara and M/T Tigani, first priority assignment of vessels' insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Term Loan with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under the Nordea Credit Facility. The balance of the loan at March 31, 2010 of $16,250 is repayable in quarterly variable installments as follows: three installments of $2.31 million each, followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the M/T Tamara and M/T Tigani, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010, in consideration of a deposit of $2.5 million in a retention account that will be blocked during the above period. The Company has classified this retention account in restricted cash included in current assets in accompanying 2009 and 2010 consolidated balance sheets. Following the classification of the M/T Tigani as an asset held for sale, the balance of its loan of $9,583 and of $8,562 as of December 31, 2009 and March 31, 2010, respectively, has been classified under current portion of long term debt in the accompanying consolidated financial statements.

As at March 31, 2010, the Company estimated that the collateral maintenance coverage ratio of 125% was met. The next date by which the Company must report its covenant compliance is June 30, 2010. The Company's calculation assumes no deterioration in the current fair market values of the two vessels used as collateral.

The principal payments required to be made after March 31, 2010 for the long-term debt discussed above are as follows:

	Nordea Tranche A	Nordea Tranche B	DVB (1)	Total
2010	22,000	6,944	11,844	40,788
2011	22,000	13,889	2,070	37,959
2012	22,000	13,889	2,336	38,225
2013	22,000	13,889	-	35,889
2014 and thereafter	73,000	30,556	-	103,556
	$161,000	$79,167	$16,250	$256,417

(1)	The repayment schedule of the loan has been adjusted to account for the classification as current of the loan balance of M/T Tigani paid in April 2010 as a result of the sale of the vessel (Note 15).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.	Long-term Debt – (continued):

Total interest expense on long-term debt for the three-month periods ended March 31, 2009 and 2010 amounted to $4,435 and $4,006 (of which $48 have been capitalized in vessels under construction), respectively, and is included in Interest and finance costs (Note 13) in the accompanying consolidated statements of operations. The Company's weighted average interest rates (including the margin) for the three-month periods ended March 31, 2009 and 2010 was 3.72% and 2.81%, respectively.

8.	Share Capital:

As of March 31, 2010 and December 31, 2009, the Company's issued and outstanding stock amounted to 181,800,001 and 158,450,001 common shares, respectively.

(a)
Equity Incentive Plan — ("2010 Equity Incentive Plan"): On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 3,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 200,000 common shares were awarded to the Company's Directors and officers.

(b)
Shelf Registration Statement: On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(c)
Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global is entitled to receive a discount equal to 1.5%. As of December 31, 2009, 68,055,508 shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 20,150,000 shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 88,205,508 common shares with net proceeds amounting to $98,227, and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(d)
Amendment of the Company's Articles of Incorporation: On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares.

(e)
Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 71,850,000 common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani, discussed in Note 3(h).

(f)
Resale Shelf Registration Statement for Selling Shareholders: On September 3, 2008, the Company filed a resale shelf registration statement on form F-3 to register 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited and Seabert Shipping Co. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, the Company's Chief Executive Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, the Company's former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2008 and has not yet been declared effective.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.	Share Capital (continued):

(g)
Dividends: On December 12, 2008, the Board of Directors determined, after careful consideration of various factors, including the current recession in the shipping market, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

(h)
Share Price: Under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company's shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company's stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The Nasdaq Stock Market that it is not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors decided to propose a reverse stock split, in which every three shares issued and outstanding of Company's common stock will be converted into one share, to the Company's shareholders for approval at the Annual General Meeting of the Shareholders to be held on June 10, 2010.

9.	Derivatives:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at December 31, 2010, is determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at March 31, 2010 amounted to a liability of $12,041 (excluding accrued interest payable of $2,090), of which the current and non-current portions of $7,361 and $4,680, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of March 31, 2010. The fair value of these instruments at December 31, 2009 amounted to a liability of $11,049 (excluding accrued interest of $2,243), of which the current and non-current portions of $7,443 and $3,606, respectively, are included in current and noncurrent derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2009. The change in the fair value of these instruments for the three-month periods ended March 31, 2009 and 2010, resulted in an unrealized gain of $875 and an unrealized loss of $992, respectively, which are separately reflected in the accompanying consolidated statement of operations. The realized interest expense on the swap for the three month periods ended March 31, 2009 and 2010 amounted to 3,404 and 1,817, respectively, and is included in Interest and Finance costs (Note 13) in the accompanying consolidated statements of operations.

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in forward freight agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. The open positions of FFAs are "marked to market" quarterly to determine the fair values, based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, which on March 31, 2010 generated unrealized losses of $2,818 and are included in Loss on forward freight agreement in the accompanying 2010 consolidated statement of operations.

The net realized loss from FFAs amounted to $1,661 and is included in Loss on forward freight agreements in the accompanying 2010 consolidated statement of operations.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

10.	Stock based compensation:

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 3,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 200,000 common shares were awarded to the Company's Directors and officers. As of March 31, 2010 and December 31, 2009, there were 3,200,000 and nil unvested shares, respectively.

Compensation cost recognized in the three month periods ended March 31, 2010 and 2009 amounted to $208 and $44, respectively.

11.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus and Malta, companies organized in these jurisdictions are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of operations.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the initial public offering of the Company's shares in April 2007, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4.9 ($6.6 based on the Euro to USD exchange rate at March 31, 2010) and is adjusted annually based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $59.7 for the remainder of the year 2010, $79.6 for each of the years 2011, and 2012 and $49.7 for the year 2013.

As further discussed in Note 5, the Company has signed three shipbuilding contracts for the construction of three VLOCs. The amounts due until delivery of the vessels are as follows:

Year	Amount
2010	$22,500
2011	27,240
2012	99,390
2013	32,670
Total	$181,800

13.	Interest and Finance Cost:

The amounts in the accompanying consolidated unaudited statements of operations are analyzed as follows:

	2010	2009

Interest on long-term debt	$4,006	$4,435
Capitalized interest	(48)	-
Interest on sellers' credit	-	519
Amortization and write-off of financing fees	152	727
Long-term debt commitment fees	-	7
Other	22	49
Total	$4,132	$5,737

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14.	Segment Information:

The table below includes information about the Company's reportable segments as of and for the three-month periods ended March 31, 2010 and 2009.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's interim consolidated unaudited financial statements.

March 31, 2010	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$19,901	$8,904	$-	$28,805
Interest expense and finance costs	(2,831)	(1,287)	(14)	(4,132)
Interest Income	-	-	69	69
Loss on interest rate swaps	(724)	(268)	-	(992)
Depreciation and amortization	(6,248)	(436)	(64)	(6,748)
Segment profit/(loss)	3,933	3,831	(5,734)	2,030
Total assets	$462,605	$54,338	$47,679	$564,622

March 31, 2009	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$23,570	$10,584	$-	$34,154
Interest expense and finance costs	(3,504)	(2,222)	(11)	(5,737)
Interest Income	-	-	13	13
Gain on interest rate swaps	636	239	-	875
Depreciation	(8,081)	(4,683)	(16)	(12,780)
Segment profit/(loss)	3,990	(140)	(1,259)	2,591
Total assets	$401,420	$184,089	$35,796	$621,305

15.	Subsequent events:

Sale of Vessels:

On April 14, 2010, the vessel M/V Pierre was delivered to its new owners.

On April 20, 2010 the Company entered into a Memorandum of Agreement with an unrelated third party for the sale of the vessel M/T Tigani at a price of $12,250. The vessel was delivered to its new owners on May 4, 2010. The sale resulted in a gain of $2,480, of which $990 was recognized in the three month period ended March 31, 2010 (Note 4). Of the sale proceeds $8,562 was used to partially repay the loan with DVB Bank SE (Note 7).

SK 25754 0002 1099431 / 1099432 v6